

April 13, 2020

<u>**Via E-Mail**</u>
Kenneth S. Mantel, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

      Re: **Gulfport Energy Corporation**
              Preliminary Proxy Statement filed on April 6, 2020
              Filed by Firefly Value Partners, LP, FVP Master Fund, L.P., FVP GP, LLC,
                      Firefly Management Company GP, LLC, Ariel Warszawski, Ryan
                      Heslop and Samantha Holroyd
              File No. 000-19514

Dear Mr. Mantel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement that you are "long-term fundamental investors with substantial experience in the natural gas industry, particularly with low-cost Appalachian natural gas producers."

Additional Information, page 24

2.   We note that you refer security holders to the company's proxy statement for certain specified required disclosure. Please be advised that we believe reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior

to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions